Exhibit 99.2

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished to the holders of ordinary shares, no par value, and to holders of American Depository Shares (“ADSs”), each representing ten ordinary shares issued by the Bank of New York Mellon (“BNY Mellon”), in connection with the solicitation of proxies on behalf of the Board of Directors of Kitov Pharma Ltd. (“we,” “us,” “our,” “Kitov,” or the “Company”) to be voted at an Annual General Meeting of Shareholders (the “Meeting”) and at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held on Thursday, December 3, 2020, at 4:30 p.m. Israel time at our executive offices at One Azrieli Center, Round Tower, 19th Floor, Tel Aviv, Israel (the “Company Offices”).

Purpose of the Meeting

At the Meeting, shareholders will be asked to consider and vote upon the following: (i) the election of Steven Steinberg and Simcha Rock as members of the second class of directors of the Board of Directors, each for a three-year term until the annual general meeting to be held in 2023, and until their respective successors are duly elected and qualified; (ii) the approval of an amendment to each of our Memorandum of Association and Articles of Association to provide for the change in the Company’s name to “Purple Biotech Ltd.” or to such other name that contains the word “Purple” as the management of the Company shall determine and as shall be approved by the Israel Registrar of Companies; and (iii) the approval of the reappointment of Somekh Chaikin, Certified Public Accountants (Israel), a member of KPMG International, as our independent registered public accountants for a period of three years until the annual general meeting of shareholders to be held in 2023. In addition, at the Meeting, representatives of our management will be available to review and discuss our consolidated financial statements for the year ended December 31, 2019.

We are currently not aware of any other matters that may be raised at the Meeting. If any other matters are properly raised at the Meeting or any adjournment or postponement thereof, the proxy or voting instruments confer discretionary authority with respect to acting thereon, and the persons named in the proxy or other voting instrument will vote on such matters in accordance with their best judgment.

Board Recommendation

The Board of Directors recommends that you vote “FOR” each of the proposals on the agenda.

Record Date; Shareholders and ADS Holders Entitled to Vote

Only shareholders and holders of our ADSs of record at the close of business in New York on Tuesday, October 27, 2020 (the “Record Date”) are entitled to receive notice of, and vote at, the Meeting and any adjournments or postponements thereof. As of October 20, 2020, we had 172,105,742 ordinary shares issued and outstanding (excluding one dormant ordinary share held in treasury).

How to Vote

●	Voting by voting instruction form for holders of ADSs. Holders of ADSs (whether registered in their name or in “street name”) will receive from BNY Mellon (which acts as the Depositary for the ADSs) a voting instruction form in order to instruct their banks, brokers or other nominees on how to vote. Under the terms of the Deposit Agreement between the Company, BNY Mellon and the holders of the Company’s ADSs, BNY Mellon shall endeavor (insofar as is practicable) to vote or cause to be voted the number of shares represented by ADSs in accordance with the instructions provided by the holders of ADSs to BNY Mellon. For ADSs that are held in “street name” through a bank, broker or other nominee, the voting process will be based on the underlying beneficial holder of the ADSs directing the bank, broker or other nominee to arrange for BNY Mellon to vote the ordinary shares represented by the ADSs in accordance with the beneficial holder’s voting instructions. If no instructions are received by the Depositary from an owner of ADSs with respect to a matter and a number of ADSs of that owner on or before the instruction cutoff date set forth on the BNY Mellon voting instruction form, the Depositary shall deem that owner to have instructed the Depositary to give a discretionary proxy to a person designated by us with respect to that matter and the number of ordinary shares represented by that number of ADSs, and the Depositary shall give a discretionary proxy to a person designated by us to vote that number of ordinary shares as to that matter, except that no instruction of that kind shall be deemed given and no discretionary proxy shall be given with respect to any matter as to which we inform the Depositary (and we agree to provide such information as promptly as practicable in writing, if applicable) that (x) we do not wish a proxy given, (y) substantial shareholder opposition exists, or (z) the matter materially and adversely affects the rights of holders of shares. ADS holders should return their BNY Mellon voting instruction form by no later than the date and time set forth on such voting instruction form.

●	Voting in person or by voting slip for holders of ordinary shares. Shareholders registered in the Company’s shareholders’ register in Israel and shareholders who hold ordinary shares through a member of the Tel Aviv Stock Exchange (“TASE”) who did not convert their ordinary shares to ADSs may vote in person at the Meeting or through a voting slip. In order to attend and vote in person at the Meeting, all such shareholders must have a form of government-issued photograph identification (e.g., passport or certificate of incorporation (as the case may be)). A shareholder whose ordinary shares are registered with a TASE member who did not convert their ordinary shares to ADSs must also provide us, whether attending the Meeting in person or voting through a voting slip, an ownership certificate (as of the Record Date) from the applicable TASE member, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended. This Proxy Statement also serves as a voting slip pursuant to the Israeli Companies Regulations (Voting Slip and Position Statements), 5766-2005.

A shareholder whose shares are registered with a TASE member and are not registered on the Company’s shareholder’s register is entitled to receive from the TASE member who holds the shares on the shareholder’s behalf by e-mail (for no charge) a link to the text of the voting slip and any position statements posted on the website of the Israel Securities Authority (the “ISA”), unless the shareholder notified that he or she is not so interested, provided that such notice was provided with respect to a particular securities account prior to the Record Date. All voting slips (together with proofs of ordinary share ownership and all documents required to be submitted therewith) must be delivered to the Company Offices set forth above no later than four (4) hours prior to the designated time of the Meeting, namely by no later than Thursday, December 3, 2020, 12:30 p.m. Israel time.

Alternatively, a shareholder whose shares are registered with a TASE member may also vote electronically via the electronic voting system of the ISA. You should receive instructions about electronic voting from the TASE member through which you hold your shares. Voting via the electronic voting system will be permitted until six (6) hours prior to the Meeting commencement, namely by no later than Thursday, December 3, 2020, 10:30 a.m. Israel time.

Forms of each of the voting slip and the BNY Mellon voting instruction form for holders of the Company’s ADSs will also be furnished to the Securities and Exchange Commission (the “Commission”) on Form 6-K, and will be made available to the public on the Commission’s website at www.sec.gov. Each of these will also be filed with ISA and TASE and will be available on their respective websites for listed company reports at www.magna.isa.gov.il and www.maya.tase.co.il.

●	Voting by proxy for holders of ordinary shares. A holder of ordinary shares at the end of the trading day on the Record Date shall also be entitled to participate in the Meeting by proxy, which proxy shall be in writing and signed by the appointing party or its authorized attorney, and if the appointing party is a corporation, the appointment shall be in writing signed by authorized corporate signatories together with the company stamp or by an authorized attorney. The proxy, or a copy satisfactory to the Company Secretary, must be deposited at the Company Offices or the place designated for the Meeting no later than 72 hours prior to the time scheduled for the Meeting. However, the Meeting chairman is entitled to waive this requirement with respect to all participants at the Meeting, and to accept all proxies at the commencement of the Meeting, subject to the presentation of proof of share ownership. A proxy held by a participant at the Meeting that is dated more than 12 months from the date of the signature shall be considered invalid.

Change or Revocation of Vote

A holder of ADS who has executed and returned a voting instruction form or a shareholder who has executed and returned a voting slip may revoke its voting instructions at any time before the deadline by filing with BNY Mellon (in the case of holders of ADSs) or with the Company (in the case of holders of ordinary shares) a written notice of revocation or a duly voting instruction form or voting slip (as applicable) bearing a later date. If your ADSs are held in “street name,” you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

If you are a shareholder of record you may change your vote at any time by attending the Meeting and voting in person or, in the event you have provided a proxy, prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to our Chief Financial Officer or by granting a new proxy bearing a later date. Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

Quorum

The quorum required for the Meeting consists of at least two shareholders who are present at the Meeting, in person, by proxy, voting instruction form or voting slip (paper or electronic) or otherwise represented at the Meeting by their authorized persons (“Valid Meeting Participants”), and who hold in the aggregate twenty-five percent (25%) or more of the voting rights of the Company. In the event that there is no quorum present thirty minutes after the scheduled time, the Meeting will be adjourned for one week, to the same time and place, i.e., on Thursday, December 10, 2020 at 4:30 p.m. (Israel time) at the Company Offices (each such adjourned meeting is referred to as an “Adjourned Meeting”). If there is no quorum present thirty minutes after the time set for the Adjourned Meeting, any two shareholders present as Valid Meeting Participants will then constitute a legal quorum at the Adjourned Meeting. This notice will serve as notice of such Adjourned Meting if no quorum is present at the original date and time and no further notice of the Adjourned Meeting will be given to shareholders.

Abstentions and “broker non-votes”, as well as any abstentions by ADS holders with respect to our ordinary shares held by BNY Mellon, are counted as present and entitled to vote for purposes of determining a legal quorum.

Vote Required for Approval of the Proposals

The affirmative vote of the holders of a majority of the Company’s ordinary shares, including those represented by ADSs, participating and voting on the matter at the Meeting as Valid Meeting Participants, is required to approve each of Proposals 1 and 3.

The affirmative vote of the holders of seventy-five percent (75%) of the Company’s ordinary shares, including those represented by ADSs, participating and voting on the matter at the Meeting as Valid Meeting Participants, is required to approve Proposal 2.

Shareholder Voting Undertakings

In connection with our acquisition of FameWave Ltd. (“FameWave”) in January 2020, each of the investment funds and the other FameWave shareholders party to the registration rights agreement entered into at the closing of the FameWave transaction, signed a Shareholder’s Undertaking containing, amongst other matters, an undertaking that during the 6-12 month lock-up period, and, subsequent to such lock up period until the earlier of: (i) for so long as the aggregate number of our ordinary share equivalents beneficially owned by the shareholder and its group members, as a group, is greater than or equal to 2.5% of our then issued and outstanding ordinary shares or (ii) 24 months following the date of the undertaking, the shareholder shall cause all of our voting securities beneficially owned by it or any of its group members or over which it or any of its group members has voting control not to be voted, (i) against persons nominated and recommended to serve as directors of the Company by our board of directors and/or any applicable committee thereof and (ii) with respect to any other action, proposal or matter to be voted on by our shareholders, in a manner inconsistent with the recommendation of our board of directors or any applicable committee thereof; provided, however, that the undertakings in sub-clauses (i) and (ii) above shall not apply to: (1) matters under Sections 270(1), 270(2), 270(3) and 270(4) of the Israeli Companies Law, 1999 (the “Companies Law”) and matters which require the declaration by officers or shareholders of a personal interest and/or affiliation with a controlling shareholder within the meaning of the Companies Law, (2) matters directly affecting the development of the technology controlled by FameWave, and (3) where, based on a legal opinion received in writing by the shareholder, the shareholder reasonably believes that such vote by the shareholder may impose any liability on the shareholder, and subject to certain exceptions relating to significant corporate transactions.

In addition, in connection with our acquisition of a controlling equity stake in TyrNovo Ltd. (“TyrNovo”) in January 2017 from its majority shareholder, the former majority shareholder undertook, for so long as the aggregate number of our ordinary share equivalents beneficially owned by such former majority shareholder and its group members, as a group, is greater than or equal to 1% of our then issued and outstanding ordinary shares, to cause all of our voting securities beneficially owned by it or any of its group members or over which it or any of its group members has voting control to be voted in accordance with the recommendation of our board of directors and in favor of persons nominated and recommended to serve as directors by our board of directors, excluding matters which require the declaration by officers or shareholders of a personal interest and/or affiliation with a controlling shareholder, as within the meaning of the Companies Law and subject to certain exceptions relating to significant corporate transactions, and has granted us a proxy to ensure compliance with such voting undertakings.

Position Statements

Under Israeli law, shareholders wishing to express their position on an agenda item for the Meeting may do so by submitting a written position statement (“Position Statement”) to the Company Offices, Attn: Gil Efron, Deputy Chief Executive Officer and Chief Financial Officer. Any Position Statements so submitted must comply with the requirements set forth under the Companies Law and any applicable regulations. We will furnish to the Commission on Form 6-K any legally compliant Position Statements received by us, and will make them available to the public on the website of the Commission at www.sec.gov, of the ISA at www.magna.isa.gov.il and of the TASE at www.maya.tase.co.il. Position Statements must be submitted to us by no later than 4:30 p.m. Israel time on Monday, November 23, 2020.

Solicitation of Proxies

We will bear the entire cost of solicitation of proxies, including preparation, assembly, printing, and mailing of the BNY Mellon voting instruction form and any additional information furnished to beneficial ordinary shareholders or beneficial holders of ADSs. The Notice of Annual General Meeting of the Shareholders, the Proxy Statement, and the voting slip will not be mailed to beneficial ordinary shareholders in Israel. We may reimburse brokerage firms and other persons representing beneficial owners of ordinary shares or ADSs for reasonable expenses incurred by them in forwarding proxy soliciting materials to such beneficial owners. In addition to solicitation by mail, certain of our directors, officers and employees, without additional remuneration, may solicit proxies by telephone, facsimile, email or personal contact.

Reporting Requirements

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. We fulfill these requirements by filing reports with the Commission. Our filings with the Commission are available to the public on the Commission’s website at www.sec.gov. We submit copies of our filings with the Commission to the ISA and the TASE, and such filings can be reviewed on their respective websites for listed company reports at www.magna.isa.gov.il and www.maya.tase.co.il.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement and related notice should not be taken as an admission that we are subject to those proxy rules. Furthermore, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act and the rules thereunder, with respect to their purchases and sales of securities. Additionally, we are not required under the Exchange Act to file periodic reports and financial statements with the Commission as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

Proposal 1

ELECTION OF TWO DIRECTORS TO SERVE AS Second CLAss DIReCTORS

Background

Under our amended and restated articles of association, the number of directors on our Board of Directors will be no less than four and no more than nine and will be divided into three classes. Each class consists, as nearly equal in number as practicable, of one-third of the total number of directors constituting the entire Board of Directors. The term of one class of directors expires at each annual general meeting, at which the election (or re-election) of directors of the class whose term expired at such annual general meeting shall be for a term that expires on the date of the third annual general meeting following such election (or re-election) and until his or her respective successor has been elected and qualified. Under our amended and restated articles of association, the majority of the members of our Board of Directors shall be residents of Israel, unless our center of management is transferred to another country in accordance with a resolution of our Board of Directors by a majority including at least 75% of the participating director votes.

Our Board of Directors is currently comprised of seven directors and is divided into three classes, as follows:

Name	Age	Position
First Class of Directors Serving until 2022 Annual General Meeting
Eric Rowinsky, M.D. (1)	64	Independent Director and Chairman of the Board of Directors
Ido Agmon (1)(2)	43	Independent Director
Second Class of Directors Serving until 2020 Annual General Meeting
Steven Steinberg (2)(3)	59	Independent Director
Ran Tzror (3)	40	Independent Director
Third Class of Directors Serving until 2021 Annual General Meeting
Isaac Israel	42	Chief Executive Officer and Director
Simcha Rock (1)	70	Director
Revital Stern-Raff (3)	46	Independent Director

(1) Member of our nominations committee

(2) Member of our compensation committee

(3) Member of our audit committee

We rely on the exemption available to foreign private issuers under the Nasdaq Listing Rules and follow Israeli law and practice with regard to the process of nominating directors, in accordance with which our Board of Directors (or a committee thereof) is authorized to recommend to our shareholders director nominees for election. In September 2020, our Board of Directors established a non-independent Nominations Committee, whose role is to (among other things) identify and recommend to the Board of Directors for selection, director nominees for election by the shareholders, while considering the appropriate size and composition of the Board of Directors, the requirements applicable to all members of the Board of Directors and the criteria for the selection of new members of the Board of Directors.

At the Meeting, the terms of the two members of our second class of directors, Messrs. Steven Steinberg and Ran Tzror, expire. Mr. Ran Tzror will not be standing for re-election to the Board upon the expiration of his term at the Meeting. Our Nominations Committee recommended, and our Board of Directors approved, that Steven Steinberg be re-elected at the Meeting as a second class director for an additional three year term to expire at the annual general meeting of our shareholders to be held in 2023, and until his successor has been duly elected and qualified, or until his office is vacated in accordance with our Articles of Association or the Companies Law. Taking into account that Mr. Tzror will not be standing for re-election to the Board upon the expiration of his term at the Meeting and the need to try to balance the number of directors in each of the three classes of directors, pursuant to the recommendation of our Nominations Committee and the approval of our Board of Directors, Mr. Simcha Rock (who currently serves as a third class director, with a term expiring at our 2021 annual general meeting of shareholders) is standing for election at the Meeting as a second class director for a three year term to expire at the annual general meeting of our shareholders to be held in 2023, and until his successor has been duly elected and qualified, or until his office is vacated in accordance with our Articles of Association or the Companies Law. Should the election of Mr. Rock as a second class director not be approved at the Meeting, Mr. Rock will remain as a member of the third class of directors, to serve until our 2021 annual meeting of shareholders and until his successor has been duly elected and qualified. Subject to shareholder approval of the above director nominees, our Board of Directors will consist of six members, four of whom satisfy the independence requirements of the Nasdaq Listing Rules.

Under the Companies Law, our Board of Directors must determine the minimum number of directors who are required to have financial and accounting expertise, as defined in regulations promulgated under the Companies Law. In determining the number of directors required to have such expertise, the board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our Board of Directors has determined that we require at least one director with the requisite financial and accounting expertise and that each of Simcha Rock, Steven Steinberg and Revital Stern-Raff are deemed to have such expertise.

Other than certain Shareholder’s Undertakings with former shareholders of FameWave and TyrNovo, as detailed above under “Shareholder Voting Undertakings,” currently there is no other agreement between us and any shareholder regarding the nomination or appointment of directors.

Suitability of Director Nominees

Our Nominating Committee and Board of Directors have reviewed the qualifications and suitability of each of the director nominees and our Board of Directors as a whole. We believe that our Board of Directors contains highly qualified and talented directors, including directors with global pharmaceutical and financial experience. In accordance with the Companies Law, each of the director nominees has certified to us that he meets all the requirements of the Companies Law for election as a director of a public company and that he possesses the necessary qualifications and is able to dedicate sufficient time to fulfill his or her duties as a director of our company, taking into consideration our company’s size and special needs. Accordingly, upon the recommendation of our Nominating Committee, our Board of Directors has nominated the two director nominees for election as second class directors, to hold office until our annual general meeting of shareholders to be held in 2023, and until their successor has been duly elected and qualified, or until their office is vacated in accordance with our Articles of Association or the Companies Law.

We are not aware of any reason why the nominees, if elected, would be unable or unwilling to serve as directors. Should the nominees be unavailable for election, the proxies will be voted for substitute nominees designated by our Board of Directors.

If elected at the Meeting, and in accordance with the approval of our shareholders at the extraordinary general meeting held in July 2017, Steven Steinberg and Simcha Rock will each be entitled to receive an annual fee in the amount of $40,000 for service on our Board of Directors, an additional $3,500 annual fee for service on each permanent committee of the Board of Directors, and an additional $7,000 annual fee for service on the Board of Directors of a subsidiary (if applicable), provided, however, that the maximum annual fee for services on our Board of Directors, its committees and/or on the Board of Directors of any subsidiaries shall not exceed $47,000. Such annual fees shall be paid pro-rata for service during any part of a year. In addition, we may subsidize ongoing corporate governance or other professional training for directors in amounts up to $5,000 per director per annum, and we reimburse directors for any direct expenses incurred during the performance of their duties (such as travel expenses). The above dollar denominated fees, and all other dollar denominated payments that we pay our directors based in Israel, are paid in NIS based on the NIS/$ exchange rate at the beginning of the month in which such amounts are paid, but not lower than the exchange rate in effect on January 1, 2017. In addition, if elected at the Meeting, the director nominees will continue to benefit from the indemnification and exemption letter agreements that we previously entered into with each of them, as well as from our directors’ and officers’ liability insurance policy, as in effect from time to time.

Nominees for Director

Biographical information concerning each of the nominees for election as second class directors at the Meeting is set forth below.

Simcha Rock has served a member of our Board of Directors since July 2013. Mr. Rock served as a strategic consultant to the Company from January 2019 until December 2019. Mr. Rock served as our Chief Financial Officer from July 2013 until December 31, 2018. Prior to joining us, Mr. Rock was a private equity manager at Edmond de Rothschild Private Equity Management, a firm specializing in the management of venture capital and other private equity investments funds, from February 2000 until January 2011, with responsibility for all financial, legal and administrative matters for several investment funds. Prior to 2000, Mr. Rock held financial management positions at Intel Electronics Ltd., The Jerusalem College of Technology, and JC Technologies Ltd. Mr. Rock holds a B.A. degree from Yeshiva University and an MBA degree from Cleveland State University, and is a certified public account.

Steven Steinberg has served as a member of our Board of Directors since July 2016. Since April 2017, Mr. Steinberg has been an independent financial consultant. From January 2015 through March 2017, Mr. Steinberg served as the chief financial officer of Glide Talk Ltd., a technology company in the video messaging arena. From September 2013 to October 2014, Mr. Steinberg served as vice president, finance at Client Connect Ltd., a subsidiary of Conduit Ltd., and subsequent to an acquisition, of Perion Network, Ltd. a NASADQ listed company. Between August 2011 and August 2013, Mr. Steinberg acted as an independent financial consultant. From December 2002 until July 2011, Mr. Steinberg was employed by Answers Corporation, a NASDAQ listed company, where he served as chief financial officer. Prior to 2002, Mr. Steinberg held a number of finance and chief financial officer roles, following a ten-year period of service as an audit manager at Coopers & Lybrand (currently Price Waterhouse Coopers) in New York City. Mr. Steinberg holds a Bachelor of Business Administration degree from Florida International University – School of Business Administration, and was certified as a certified public account in New York State.

Approval Required

Under the Companies Law, the affirmative vote of the holders of a majority of our ordinary shares, including those represented by ADSs, participating and voting on the matter at the Meeting as Valid Meeting Participants, is required to approve the election of each of the director nominees named above as a second class director for a three-year term to expire at the annual general meeting of shareholders to be held in 2023. Each director nominee shall be voted on separately.

Board Recommendation

Our Board of Directors recommends that you vote “FOR” the election of each director nominee named above as a second class director for a three-year term to expire at the annual general meeting of shareholders to be held in 2023.

Proposal 2

Approval of an amendment to the memorandum of assoication and ARTICLES OF
ASSOCIATION to change the COMPANY’s name

Background

As set forth in each of our Memorandum of Association and Articles of Association, our company name is “Kitov Pharma Ltd.” Our Board of Directors approved, subject to shareholder approval, an amendment to our Memorandum of Association and Articles of Association to change the name of our company to “Purple Biotech Ltd.” or to such other name that contains the word “Purple” as the management of the Company shall determine and as shall be approved by the Israel Registrar of Companies. The Company’s business has changed significantly over the last few years and our Board of Directors believe that the new name will create a platform to better reflect our current business as a clinical-stage company advancing first-in-class therapies to overcome tumor immune evasion and drug resistance. The name change will not have any effect on the rights of our existing shareholders.

In the event that the proposed change of name is not approved by the Israel Registrar of Companies, our management will be authorized to select a different name approved by the Israel Registrar of Companies that contains the name “Purple” in combination with another word or expression or to leave the name unchanged. The change of the Company’s name will become effective only following the approval and authorization of the Israel Registrar of Companies.

Upon effectiveness of the amendment to each of the Memorandum of Association and Articles of Association and the effectiveness of the name change, it is anticipated that the Company’s ADSs and ordinary shares will trade under the symbol “PPBT” on each of the Nasdaq Capital Market and the TASE, respectively. In addition, we expect that a new CUSIP number will be assigned to our ADSs following the name change.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve an amendment to each of the Company’s Memorandum of Association and Articles of Association to change the Company name to “Purple Biotech Ltd.” or to such other name that contains the word “Purple” as the management of the Company shall determine and as shall be approved by the Israel Registrar of Companies.”

Approval Required

Under the Companies Law, the affirmative vote of the holders of seventy-five percent (75%) of our ordinary shares, including those represented by ADSs, participating and voting on the matter at the Meeting as Valid Meeting Participants, is required to approve Proposal 2.

Under the Companies Law and our Articles of Association, the amendment of our Articles of Association requires an ordinary majority; however, since under the Companies Law the approval of an amendment to our Memorandum of Association requires a special majority of 75% or more of the voting power represented at a general meeting of shareholders and voting on the matter, the approval of the proposed resolution is subject to the 75% special majority described above.

Board Recommendation

Our Board of Directors recommends that you vote “FOR” the approval of Proposal 2.

Proposal 3

APPROVAL OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

Background

In accordance with the rules of the Commission, Israeli law and our amended and restated Articles of Association, the appointment of our independent auditors requires the approval of the shareholders of the Company following the approvals of the Audit Committee and Board of Directors. Under the Companies Law and our amended and restated Articles of Association, our shareholders are authorized at an annual general meeting to appoint the Company’s independent auditor to hold office until the end of the next annual general meeting or for a longer period that shall not extend beyond the end of the third annual meeting following the annual meeting at which the auditor was appointed.

At our 2017 annual general meeting of shareholders, our shareholders appointed Somekh Chaikin, Certified Public Accountants (Israel), a member of KPMG International (“KPMG Israel”), as the Company’s independent registered public accountants for a period of three years until the 2020 annual general meeting of shareholders. At the Meeting, following the recommendation of our Audit Committee and Board of Directors, shareholders will be asked to approve the re-appointment of KPMG Israel as the Company’s independent registered public accounting firm for an additional three years, until the annual general meeting of shareholders to be held in 2023.

KPMG Israel has audited the Company’s financial statements beginning with the financial statements for the year ended December 31, 2013, and prior to the Company becoming a public company KPMG Israel was the auditor of the Company’s wholly-owned subsidiary, Kitov Pharmaceuticals Ltd., since 2010. KPMG Israel has no relationship with us or our subsidiaries except as our independent registered public accountants and, from time to time and to a limited extent, provides us tax related services. The Audit Committee and Board of Directors believe that the appointment of KPMG Israel as the Company’s independent registered public accounting firm to perform the audit of the Company’s consolidated financial statements during the period of its appointment is appropriate and in the best interest of the Company and its shareholders.

In accordance with the rules of the Commission, Israeli law and our amended and restated Articles of Association, subject to the approval of this proposal, our Audit Committee will determine the compensation of KPMG Israel during the period of its appointment as the Company’s independent registered public accounting firm, for audit and other services, in accordance with the scope and nature of their services. For the year ended December 31, 2019, we paid KMPG Israel US$81,000 for audit services and US$35,000 for tax services.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the re-appointment of Somekh Chaikin, Certified Public Accountants (Israel), a member of KPMG International, as the independent registered public accountants of the Company for a period of three years until the annual general meeting of shareholders of the Company to be held in 2023, be and hereby is approved.”

Approval Required

Under the Companies Law, the affirmative vote of the holders of a majority of our ordinary shares, including those represented by ADSs, participating and voting on the matter at the Meeting as Valid Meeting Participants, is required to approve Proposal 3.

Board Recommendation

Our Board of Directors recommends that you vote “FOR” the approval of Proposal 3.

REVIEW AND DISCUSSION OF FINANCIAL STATEMENTS

Our Board of Directors has approved, and is presenting to the shareholders for review and discussion at the Meeting, our consolidated audited financial statements for the year ended December 31, 2019. This Item will not involve a shareholder vote.

Our audited consolidated financial statements for the year ended December 31, 2019, which form part of our annual report on Form 20-F for the year ended December 31, 2019 filed with the Commission on March 23, 2020, are available for viewing via the Commission’s website at www.sec.gov as well as under the Investors section of our website at https://kitovpharma.com. Shareholders may receive a hard copy of the annual report on Form 20-F containing the audited financial statements free of charge upon request. None of the audited consolidated financial statements, the Form 20-F nor the contents of our website form part of the proxy solicitation material.

SHAREHOLDER PROPOSALS

Any shareholder who intends to present a proposal at the Meeting must satisfy the requirements of the Companies Law and the regulations promulgated thereunder and our amended and restated Articles of Association. Under Israeli law, one or more shareholders holding, in the aggregate, one percent (1%) or more of the voting rights of the Company (“Proposing Shareholder(s)”) may request to include a proposal on the agenda of a future shareholder meeting by submitting such proposal generally within seven days of publication of a company’s notice with respect to a general meeting of shareholders. Accordingly, any Proposing Shareholder(s) may request to include a proposal on the agenda of the Meeting by submitting to us such proposal in writing, together with the accompanying documentation and information required to be submitted under Israeli law and our amended and restated Articles of Association, no later than 4:30 p.m. Israel time on Thursday, October 29, 2020, at the Company Offices, Attn: Gil Efron, Deputy Chief Executive Officer and Chief Financial Officer. If our Board of Directors determines that a shareholder proposal is duly and timely received and is appropriate under applicable Israeli law and our amended and restated Articles of Association for inclusion on the agenda on the Meeting, we will publish a revised agenda for the Meeting no later than Thursday, November 5, 2020, by way of issuing a press release or submitting a Report on Form 6-K to the Commission and the ISA.

Under Article 62 of our amended and restated Articles of Association, a shareholder (including two or more shareholders that are acting in concert), holding, in the aggregate, one percent (1%) or more of the voting rights of the Company may request, subject to the Companies Law, that our Board of Directors include a proposal on the agenda of a general meeting to be held in the future, provided that the Company Secretary has been given timely of such request in writing, and the request complies with all the requirements set forth in our amended and restated Articles of Association, and any applicable law and stock exchange rules, in Israel or abroad. To be considered timely, a request, in respect of any general meeting, must be received at the Company Offices no later than 14 days after the date of first publication by us of our annual consolidated financial statements preceding the annual general meeting at which the shareholders are to receive the consolidated financial statements for such year. We did not receive any such shareholder proposal request during 2020.

OTHER MATTERS

Our Board of Directors does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of Annual General Meeting of Shareholders and knows of no matters to be brought before the Meeting by others. If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment and recommendation of the Board of Directors.

In accordance with the Companies Law, we may, after the date of publication of this Proxy Statement, make changes to the agenda items for the Meeting. In such case we will publish a revised Proxy Statement, which we will furnish to the Commission on Form 6-K and file on the Commission’s website at www.sec.gov, and which we will submit to the ISA and the TASE and make available on their respective websites for listed company reports at www.magna.isa.gov.il and www.maya.tase.co.il.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT, OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM THAT WHICH IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED OCTOBER 22, 2020. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY OTHER DATE.

By Order of the Board of Directors,

/s/ Dr. Eric Rowinsky
Dr. Eric Rowinsky,
Chairman of the Board of Directors

October 22, 2020

VOTING SLIP FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS

Company name: Kitov Pharma Ltd., company no. 520031238

Company address (for submission and delivery of Voting Slips): One Azrieli Center, Round Tower, 19th Floor, Tel Aviv 6701101, Israel, email: ir@kitovpharma.com; or fax: +972-153-39311321, Attn.: Gil Efron, Deputy Chief Executive Officer and Chief Financial Officer

Meeting date: Thursday, December 3, 2020, at 4:30 p.m. (Israel time).

Meeting type: Annual General Meeting (the “Meeting”).

Record Date: Tuesday, October 27, 2020

Shareholder details:

Shareholder name:

Israeli identification number:

For shareholders who do not have an Israeli identification card:

Passport number:

Country of issue:

Valid until:

For shareholders that are corporations:

Corporation number:

Country of incorporation:

Is the shareholder a “Principal Shareholder1”, “Senior Officer of the Company2” or an “Institutional Investor3”? Yes/No (circle as appropriate)

[1]	As defined in Section 1 of the Israel Securities Law, 5728-1968 (the “Securities Law”).

[2]	As defined in Section 37(d) of the Securities Law.

[3]	As defined in Regulation 1 of the Supervision of Financial Services Regulations (Provident Funds)(Participation of a Management Company at a General Meeting), 5769-2009 as well as a Manager of Mutual Funds as per the meaning in the Mutual Funds Law, 5754-1999.

MANNER OF VOTING

(Check or mark “X” clearly in each column in accordance with your voting decision.)

Matter	Manner of Voting
	For	Against	Abstain

Proposal 1

To approve the election of two directors to serve as second class directors, each for a three year term until the annual general meeting to be held in 2023, and until their respective successors are duly elected and qualified.

Proposal 1.A. Steven Steinberg
Proposal 1.B. Simcha Rock

Proposal 2

To approve an amendment to the Company’s Memorandum of Association and Articles of Association to provide for the change in the Company’s name to “Purple Biotech Ltd.” or to such other name that contains the word “Purple” as the management of the Company shall determine and as shall be approved by the Israel Registrar of Companies.

Proposal 3

To approve the reappointment of Somekh Chaikin, Certified Public Accountants (Israel), a member of KPMG International, as the Company’s independent registered public accountants for a period of three years until the annual general meeting of shareholders to be held in 2023.

Date	Signature

For shareholders holding shares through a stock exchange member (in accordance with Section 177(1) of the Companies Law, this Voting Slip is only valid when accompanied by a certification of ownership. For shareholders registered in the Company’s shareholder registry, this Voting Slip will only be valid when accompanied by a photocopy of a government-issued photograph identification (e.g., passport, identification card or certificate of incorporation (as the case may be)).